VF 8-26-04

SECURITIES AND EXCHANGE COMMISSION

04019586

AUG 2 3 2004

DIVISION OF MARKET REGULATION

Att 8-23-2004

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vantage Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Atlantic Avenue, 4th Floor
(No. and Street)

Boston (City) MA (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Tippert 617-273-8401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

7535 E. Hampden Avenue, #109 (Address) Denver (City), CO (State) 80231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Ashton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vantage Securities, Inc, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

expires 4/9/2010

Notary Public

PATRICK HELLEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 9, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vantage Securities, Inc.
Table of Contents

STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Shareholder of
Vantage Securities, Inc.

We have audited the accompanying statement of financial condition of Vantage Securities, Inc. as of December 31, 2003, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vantage Securities, Inc. as of December 31, 2003, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP
Denver, Colorado
February 24, 2004

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

7535 EAST HAMPDEN AVENUE • SUITE 109 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM

Vantage Securities, Inc.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$	2,100
Prepaid expenses		4,686
Deposit		15,000
	$	21,786

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	1,000
Accounts payable, related party		2,954
STOCKHOLDER'S EQUITY:		
Preferred stock, 20,000,000 undesignated shares authorized		-
Common stock, $.001 par value, 80,000,000 shares authorized, 8,500,000 shares issued and outstanding		8,500
Additional paid-in capital		207,523
Accumulated (deficit)		(198,191)
		17,832
	$	21,786

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2003

REVENUES:	
Commissions	$ 1,842,690
Total revenue	1,842,690
EXPENSES:	
License and marketing fees	1,597,266
Employee Compensation	162,377
Professional services	57,252
Clearing	9,245
Regulatory fees	11,438
Other operating	3,353
Total expenses	1,840,932
NET INCOME	$ 1,758

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2003

	Common Stock		Paid in	Accumulated	
	Shares	Amount	Capital	(Deficit)	Total
Balance December 31, 2002	8,500,000	$ 8,500	$ 207,523	$ (199,949)	$ 16,074
Net income for the year	-	-	-	1,758	1,758
Balance December 31, 2003	8,500,000	$ 8,500	$ 207,523	$ (198,191)	$ 17,832

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

OPERATING ACTIVITIES		
Net income	$	1,758
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in:		
Prepaid expenses and other current assets		(4,621)
Accounts payable		(3,041)
Accounts payable, related party		2,954
		(4,708)
Net cash (used in) operating activities		(2,950)
INVESTING ACTIVITIES		
Net cash (used in) investing activities		-
FINANCING ACTIVITIES		
Net cash provided by financing activities		-
Net (decrease) in cash		(2,950)
CASH AT BEGINNING OF YEAR		5,050
CASH AT END OF YEAR	$	2,100
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Vantage Securities, Inc.
Notes to Financial Statements
December 31, 2003

Note 1 – Summary of significant accounting policies

Organization

Vantage Securities, Inc. (the "Company" or "Vantage") formerly MAS Capital Securities, Inc. was incorporated as MAS Trade.net, Inc. on September 27, 1999 in the State of Indiana. On October 29, 2001 the Company changed its name to MAS Capital Securities, Inc. Until November 2002, the Company was wholly owned by MAS Capital Securities Holdings, Inc., which is wholly owned by MAS Capital, Inc.

During November 2002 the Company's sole shareholder entered into an agreement to sell all of the issued and outstanding shares of the Company to Vantage Advisor Group, LLC (VAG or LLC). The sole shareholder agreed to transfer a 20% interest in the Company to VAG in exchange for $5,000, which was paid during December 2002. In addition the sole shareholder agreed to transfer the other 80% interest in exchange for a cash payment of $35,000, which was made during February 2003.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary source of revenue during 2003 was third party wholesale fees received on the sale of insurance products thru other broker-dealers.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through a clearing organization, which is unaffiliated with the Company. The agreement with the clearing organization is described in Note 2.

Revenue recognition

Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis.

Wholesale fees on the sale of insurance products to other broker-dealers are recognized when the sales are completed, the amounts can be reasonably estimated and the collection relatively assured. Typically, revenue is recognized in the month following the production.

Investment banking revenues include gains, losses, and fees, net of out of pocket expenses, arising from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date and sales concessions on the settlement date. Nonrefundable retainers for advisory services are recorded upon receipt.

Income taxes

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2003. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments are cash and deposits and accounts payable. Fair values were assumed to approximate carrying values for these instruments because they are short term in nature and their carrying amounts approximate fair values.

Concentrations

From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses to date.

During 2003, all of the Company's sales have been insurance products of one customer. There are several other such companies available with which to transact business that the company is pursuing. The Company does not believe it has significant risks associated with this customer.

New accounting pronouncements

As of December 31, 2003, there were no new accounting pronouncements that had not yet been adopted by the company.

Note 2 – Clearing agreement

The Company has an agreement with SAL Financial Services, Inc. (SAL) under which SAL clears all securities transactions for the Company's customers and also performs all "back office" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to SAL, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts. The SAL agreement automatically renews for one-year periods unless a notice to cancel is received within 90 days of the renewal date, annually in August. The current agreement expires during August 2004.

The Company receives commission and fee income from SAL based on the number and size of transactions. The Company pays all costs associated with transactions executed through SAL plus a "per transaction" fee based on the amount of business transacted during the month. The agreement requires, and the Company maintains, a minimum cash deposit with SAL of $15,000.

The Company currently intends to transact all of its brokerage business through SAL. Should SAL not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on SAL's ability to continue to perform under the agreement as well as the creditworthiness of SAL. It is the Company's policy to review, as necessary, the credit standing and financial viability of SAL. For the year ended December 31, 2003, there were no transactions requiring the services of SAL.

Note 3 – Income taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse

The Company historically filed consolidated income tax returns with its parent. However, for 2003, it will file separate income tax returns. The Company has net operating loss carryforwards aggregating approximately $44,000, which expire through 2022. The deferred tax asset related to this carryforward has been fully reserved. No income tax expense has been allocated to the Company because of its net operating losses for tax purposes for the current year.

Note 4 – Capital requirements

The Company is subject to the SEC uniform net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $12,846, which was $7,846 in excess of its required net capital of $5,000.

Note 5 – Related party transactions

During January 2003 the Company entered into an Administrative Services and Funding Agreement with Vantage Advisor Group, LLC (VAG or LLC), a related entity. Pursuant to the terms of the agreement LLC will provide the Company with certain administrative services and pay the third party administrative expenses of the Company. In exchange for this the Company has agreed to pay to LLC 90% of its net earnings. Effective December 1, 2003, the Agreement was rescinded and the Company entered into an Expense Allocation Agreement with LLC. Under this agreement, the Company pays LLC $18,800 per month plus an 80% license fee which approximates 80% of revenues less marketing allowances and commission expense. During 2003, the Company paid LLC a total of $1,842,690 in fees related to these two agreements.

Vantage Securities, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2003

Stockholder's equity per Statement of Financial Condition	$ 17,832
Less: Other deductions	(4,686)
Haircut on money market funds	(300)
Aggregate indebtedness - items included in financial statements	3,954
Basic net capital requirement ($5,000 minimum)	5,000
Net capital	$ 12,846
Ratio aggregate indebtedness to net capital	30.78%
Excess net capital	$ 7,846
Net capital as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2003	$ 15,800

Reconciliation to net capital as reported in Company's
Part II (unaudited) FOCUS report as of December 31,2003:

Net capital as reported	$ 15,800
Audit adjustment to reflect accounts payable, related party	(2,954)
Revised net capital	$ 12,846

To the Shareholder of
Vantage Securities, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Vantage Securities, Inc. (the Company) for the year ended December 31, 2003, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a (5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP
Denver, Colorado
February 24, 2004